

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2014

Via U.S. Mail
Terrence DeFranco
Chief Executive Officer
Arkados Group, Inc.
211 Warren Street, Suite 320
Newark, New Jersey 07103

> **Re: Arkados Group, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2013**
> **Filed September 19, 2013**
> **Form 10-K for Fiscal Year Ended May 31, 2012**
> **Filed August 30, 2013**
> **File No. 0-27587**

Dear Mr. DeFranco:

We have reviewed your filings and have the following comments.   We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2013

Item 9A. Controls and Procedures

(b) Management's Report on Internal Control over Financial Reporting

1. Please revise to provide the disclosures required by Item 308(a) of Regulation S-K related to management's annual report on internal control over financial reporting.

Financial Statements

2. Please revise to present the statements of operations and statement of cash flows consistently from left to right in the same chronological order throughout the filing. Refer to ASC 205-10-S99-9.

Exhibits 31.1 and 31.2

3. The certification of your Principal Executive and Principal Financial Officer included as Exhibit 31.1 and 31.2 do not conform to the exact certification in Item 601(b)(31) of Regulation S-K. Please revise to replace "small business issuer" with "registrant" in paragraphs 3, 4, 4(a), 4(c), 4(d), 5 and 5(a).

Form 10-K for Fiscal Year Ended May 31, 2012

4. In our letter dated March 14, 2013, we noted your intention to file a comprehensive Form 10-K for the fiscal years ended May 31, 2012 and 2011 which would include the information described in Item 302 of Regulation S-K. The Comprehensive Form 10-K for the years ended May 31, 2012 and May 31, 2011 you proposed to file was the result of failure to file Form 10-K for the year ended May 31, 2011 and Forms 10-Q for the fiscal quarters ended August 31, 2011, November 30, 2011, and February 28, 2012. Your comprehensive Form 10-K for the year ended May 31, 2012 does not have the information specified in Item 302 of Regulation S-K as referenced in our letter. Please note that such quarterly information must be filed in some manner. Please tell us if you plan to amend Form 10-K for the years ended May 31, 2012 to include the Item 302 of Regulation S-K information, which should present balance sheets and statements of income provided at a level of detail consistent with Article 10 of Regulation S-X, or if you plan to file Forms 10-Q for the fiscal quarters ended August 31, 2011, November 30, 2011, and February 28, 2012. We may have further substantive comment upon receipt of your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tony Watson, Accountant, at (202) 551-3318 if you have questions regarding our comments. Please contact me at (202) 551-3849 with any other questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant